

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2011

Mr. Samuel D. Jones
 Chief Financial Officer
SUPERMEDIA INC.
2200 West Airfield Drive
P.O. Box 619810
D/FW Airport, Texas 75261

      Re: **SuperMedia Inc.**
             Form 10-K for fiscal year ended December 31, 2010
             Filed February 24, 2011
             File No. 1-32939

Dear Mr. Jones:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             David R. Humphrey
                             Branch Chief